NOTICE OF GENERAL MEETING
                                 OZEMAIL LIMITED
                                 ACN 066 387 157

NOTICE is hereby given that a general meeting of the shareholders of OzEmail Limited (the "Company") will be held at Ground Floor, the OzEmail Centre, 39 Herbert Street, St Leonards, Sydney, Australia, on 15 September 1998 at 9 am Australian eastern standard time to conduct the following business:

AGENDA

Resolution 1
------------

To consider and, if thought fit, pass the following resolution as a special resolution:

          `That the OzEmail Limited 1996 Stock Option Plan (the "Plan") be amended as follows:

          o Altering Article One (III)(A) to remove directors from eligibility under the Plan by deleting paragraph (ii);

          o Altering Article One (IV) (A) to change the maximum number of ordinary shares which may be issued over the term of the Plan by deleting the number "650,000" and inserting the number "13,000,000" it its place.

          o Altering Article Three (XIV) (B) by adding the following sentence:
                    "Without limiting the generality of the foregoing, whilst the Corporation is admitted to the General List of the Australian Stock Exchange Limited ("ASX") any options issued under the Plan will be issued on terms that comply with the applicable ASX Listing Rules, including ASX Listing Rules 6.16, 6.19 and 6.21." '

[See Explanatory Statement]

Resolution 2
------------

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

          "That the Company issue up to 50,000,000 ordinary shares within three months of the date of the general meeting at which this resolution is passed or within such longer period as the Australian Stock Exchange Limited may determine in writing."

[See the Explanatory Statement]

By order of the Board,



Michael Hughes
Company Secretary

                                      NOTES

A member entitled to attend and vote at the annual general meeting may appoint 1 or 2 persons to attend and vote at the meeting as the member's proxy.

A proxy need not be a member. If 2 proxies are appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.

Proxies may only be appointed by returning the enclosed proxy form to the secretary at the Company's registered office no later than 9.00 am Australian eastern standard time on 13 September 1998. The proxy form must be signed by the member or an attorney duly authorised in writing. If the member is a company, the form must be duly executed on behalf of the company or by its duly authorised officer or attorney.

A proxy form in respect of the above items of business is included with this Notice.

The following place and facsimile number are specified for the purposes of receipt of proxy appointments by the Company for the meeting:

          Place:                   Ground Floor, Building B,
                                   39 Herbert Street
                                   St. Leonards, NSW, 2065

          Facsimile number:        02 9906 8623

                              EXPLANATORY STATEMENT
                          TO NOTICE OF GENERAL MEETING

RESOLUTION 1

On May 1, 1996, a general meeting of the Company passed a resolution approving the adoption of the Employee Stock Option Plan (the "Plan") tabled at the meeting.

A total of 6,500,000 ordinary shares have been authorised for issuance under the 1996 Plan. Currently under the Plan, employees, non-employee Board members and consultants may, at the discretion of the Plan Administrator, be granted options to purchase ordinary shares at an exercise price of not less than 85% of their fair market value on the grant date.

A copy of the full terms of the Plan will be sent to a shareholder on request.

Article One (III) (A) paragraph (ii) of the Plan says "non-employee members of the Board or the board of directors of any Parent or Subsidiary" are persons eligible to participate in the Plan.

The directors of the Company believe that the number of shares available for issue by the exercise of options granted under the Plan should be available for employees without that number of shares being reduced by issues of options or shares to directors. The directors of the Company have the power under the articles of association to issue securities and grant options. If options or securities are to be issued or granted to directors whilst the Company is admitted to the ASX then under the ASX Listing Rules any such issue or grant is subject to the approval of a special resolution of the company in general meeting.

Article One (IV) (A) of the Plan stipulated that the maximum number of ordinary shares that shall be issued over the term of the Plan shall not exceed 650,000 shares.

Article One (IV) (C) of the Plan stipulates that "Should any change be made to the ordinary shares by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding ordinary shares as a class without the Corporation's receipt of consideration, appropriate adjustments shall be made to (i) the maximum number and / or class of securities issuable under the Plan and (ii) the number and / or class of securities and the exercise price per shares in effect under each outstanding option in order to prevent the dilution or enlargement of benefits thereunder."

On September 18, 1997, a general meeting of shareholders passed a resolution that each of the existing issued and unissued A$0.04 ordinary Shares be subdivided into ten ordinary shares. As a consequence the maximum number of ordinary shares that shall be issued over the term of the Plan was adjusted to a number not exceeding 6,500,000 ordinary Shares.

As of 30 June 1998 a total of 5,025,000 options have been granted under the Plan. Of such options, 612,010 had been exercised as of June 30, 1998. A further total of 455,000 options granted under the Plan were forfeited as a result of employees leaving the Company prior to the options being vested. Under Article One (IV) (B) of the Plan, the ordinary shares subject to such forfeited options are available for subsequent issuance under the Plan to the extent the options expire or terminate for any reason prior to exercise in full. The remaining number of ordinary Shares which may be issued over the term of the Plan as of June 30, 1998 is 1,930,000.

On 29 May 1998 the Company was admitted to the General List of the Australian Stock Exchange Limited ("ASX") and became subject to the ASX Listing Rules. On admission to the ASX the Company undertook to the ASX to amend the Plan to comply with ASX Listing Rules 6.16, 6.19 and 6.21. The proposed amendment to Article Three (XIV)(B) of the Plan seeks to comply with that undertaking.

The Board of the Company believes that the Plan is an important part of the Company's incentive program. The retention of a dedicated and productive team at OzEmail is a critical ingredient in the Company's growth and development. Given that our employee numbers have increased considerably since the Plan was adopted, the Board is seeking to issue additional options under the Plan and increase the maximum number of Shares which may be issued over the term of the Plan.

ASX Listing Rule 7.38 requires approval by a special resolution at general meeting for amendments to a listed company's employee incentive scheme.


RESOLUTION 2

Australian Stock Exchange Limited ("ASX") Listing Rules 7.1 and 7.3 require the approval of the holders of ordinary securities in general meeting for the issue of more than 15% of the issued capital of the Company in any 12 month period.

The Company is proposing to raise between $US150 million and $US250 million of new capital for purposes which will include:

o acquiring telecommunications infrastructure such as domestic long distance and international cable and other capacity;

o acquisitions and strategic alliances in business or assets compatible with the Company's business objectives;

o    working capital.

The precise nature of such projects, investments, acquisitions, and strategic alliances have not been finalised.

This capital is expected to be raised in the form of debt and equity. The mix of capital between debt and equity and the absolute amount of money to be raised will depend on overall market conditions, including interest rates, exchange rates, the market price of the Company's shares and general market conditions in addition to the Company's then existing needs.

In the light of the above, the Company is seeking the approval to issue up to 50,000,000 additional ordinary shares, representing approximately 41% of its outstanding share capital. Any such issue is subject to approval by the Foreign Investment Review Board.

The debt component of any such capital raising will not be offered or sold in Australia. Some or all of the ordinary shares may be represented by American Depositary Shares (each representing 10 ordinary shares in the Company) pursuant to the Deposit Agreement of 1996 between the Company and The Bank of New York and owners of American Depositary Shares. The ordinary shares that may be authorised for issue under this resolution may only be offered and sold in offerings registered under the US Securities Act of 1933, as amended (the "Securities Act") or in transactions exempt from such registration requirements. Any public offer to sell securities registered under the Securities Act will be made pursuant to a prospectus in accordance with the Securities Act. If the securities are not registered they may not be offered or sold absent an applicable exemption from the registration requirements of the Securities Act.

The minimum price for the ordinary shares in any public offer would be at least 80% of the average market price of the ordinary shares in the Company on the Australian Stock Exchange Limited ("ASX") over the last 5 days on which the Company's shares traded prior to the closing of any such public offer or the US dollar equivalent, if the ordinary shares are issued in the form of ADSs. This notice of meeting is not an offer to sell or an offer for subscription of securities.

Shareholders should note that while the Company believes the objects referred to above are important and valuable, the Company is not obliged to undertake any of them and is therefore not under any compelling need to raise new equity capital in the manner described above, or at all, and its decision to proceed in whole or in part with the authorisation sought in this Notice of Meeting may be influenced by a number of factors including the market price of the Company's shares.

The ASX Listing Rules require that the Company will disregard any votes cast on this resolution by:

o A person who may participate in the proposed equity issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed; and

o    any associate of that person (or those persons).

However the Company need not disregard a vote if:

o it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

o it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.


Notes on Voting

To give effect to the above requirement any shareholder who intends applying for additional ordinary shares in the proposed new issue will be precluded from voting on this resolution. Shareholders attending the meeting will be asked upon arrival whether they intend applying for or seek to acquire additional ordinary shares in the proposed new issue. Shareholders submitting proxies must indicate in the space provided on the proxy form whether they wish to be able to seek to participate in the proposed new issue. Where a nominee holds shares for several beneficial owners each beneficial owner is regarded as a separate shareholder for these purposes.

IF A SHAREHOLDER VOTES ON THIS RESOLUTION, WHETHER IN FAVOUR OR AGAINST, THEN THAT SHAREHOLDER AND ANY ASSOCIATE OF THAT SHAREHOLDER MAY NOT PARTICIPATE IN THE PROPOSED EQUITY ISSUE if the resolution is passed. Messrs. Turnbull, Kennedy and Howard, three of the directors of the Company each of whom has interests in a substantial shareholding, will not be acquiring or subscribing for any additional ordinary shares in the proposed issue.

                                 OZEMAIL LIMITED
                                 ACN 066 387 157
               PROXY FORM FOR GENERAL MEETING ON 15 SEPTEMBER 1998

The Company Secretary
OzEmail Limited
Level 1, 39 Herbert Street
ST LEONARDS NSW 2065
Facsimile Number: 02 9906 8623

Name:...........................................................................

Address:........................................................................

being a member/members of OzEmail Limited, hereby appoint

(name of first proxy)...........................................................

(address).......................................................................

to represent ............... per cent of my/our voting rights, and

(name of second proxy)..........................................................

(address).......................................................................

to represent ................ per cent of my/our voting rights, or in their absence the chairman of the meeting, as my/our proxy to vote for me/us on my/our behalf at the general meeting of the Company to be held 15 September, 1998 and at any adjournment of that meeting.

I/we direct my/our proxy to vote as indicated below.

(If you wish to indicate how your proxy is to vote, please tick the appropriate spaces below. If no directions are made, the proxy may abstain or vote at his or her discretion.)

RESOLUTION                                                  FOR       AGAINST

RESOLUTION 1 - Special Resolution

     `That the OzEmail Limited 1996 Stock Option
     Plan (the "Plan") be amended as follows:

          o    Altering Article One (III)(A) to
               remove directors from eligibility
               under the Plan by deleting
               paragraph (ii);

          o    Altering Article One (IV) (A) to
               change the maximum number of
               ordinary shares which may be issued
               over the term of the Plan by
               deleting the number "650,000" and
               inserting the number "13,000,000"
               it its place.

          o    Altering Article Three (XIV) (B) by
               adding the following sentence:

          "Without limiting the generality of the
          foregoing, whilst the Corporation is
          admitted to the General List of the
          Australian Stock Exchange Limited
          ("ASX") any options issued under the
          Plan will be issued on terms that comply
          with the applicable ASX Listing Rules,
          including ASX Listing Rules 6.16, 6.19
          and 6.21." '                                      ___       ___

RESOLUTION 2

Does the shareholder or any of his, her or its associates wish to be able to seek to participate in the proposed new issue the subject of the proposed resolution set out below?

          Yes ___   No ___

          You must tick one of these boxes.

If you tick "Yes" then you may not vote on this resolution.

                                                            For       Against

"    That the Company issue up to 50,000,000
     ordinary shares within three months of the
     date of the general meeting at which this
     resolution is passed or within such longer
     period as the Australian Stock Exchange
     Limited may determine in writing."                     ___       ___

Signed:.........................................................................

Date:...........................................................................